UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of April 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Posting of 2012 proforma annual accounts for IFRS 10, 11 & 12

______________________________________

Paris, April 17, 2013.  Veolia Environnement announces that the presentation of its proforma 2012 annual accounts reviewed in accordance with the new IFRS standards 10, 11 & 12 (unaudited figures) is available on its website at www.finance.veolia.com under “Analysts and investors”, “Group / Results presentations”. These new IFRS standards are retrospectively applicable as of January 1, 2013. This presentation will be commented on April 18, 2013 (at 8 a.m CEST) in a conference call, which may be followed on our website http://www.finance.veolia.com (audio webcast).

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 18, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer

Application of IFRS 10-11-12

VEOLIA
ENVIRONNEMENT

Unaudited figures

Disclaimer

- Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that we may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that our long-term contracts may limit our capacity to quickly and effectively react to general economic changes affecting our performance under those contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

- This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G

Summary

1

Introduction

Accounts which will be presented differently (1/2)

- Joint ventures, previously consolidated using proportionate consolidation will now be consolidated by the equity method:
- **Balance sheet:**
- Creation of two line items in the balance sheet, which will distinguish between the nature of the entities accounted for by the equity method :
  - Investments in associates
  - Investments in joint ventures
- **Income statement: the operational nature of the entities accounted for by the equity method (joint ventures and associates) will determine their presentation in the Group's income statement [(1)]**
  - Maintenance of the operating income line item, which includes the operating profit of fully consolidated entities and the contribution from joint operations,
  - Creation of a line item in the income statement "operating income after share of net income of equity-accounted entities" including the share of net income of joint ventures and associates, for the entities which activities fall within the Group's business [(1)]
  - Creation of a line item in the income statement "share of net income of other equity-accounted entities" for entities accounted for by the equity method which activities do not relate to the Group's business [(1)]
  - Inclusion of the share of adjusted net income of joint ventures and associates in the calculation of the Group's "Adjusted operating income"
- Interest received on loans granted to entities recorded in financial income

[(1)]: pursuant to the recommendation N° 2013-01 of April 4, 2013 of the Accounting Standards Authority

Accounts which will be presented differently (2/2)

- **Impact on net financial debt**
- Inter-company loans granted to joint ventures are not deducted from net financial debt
- Adjusted Net Financial Debt mitigates the non-elimination of these financings

  → Veolia may be required to participate in the financing of partnerships, but accounting under the equity method implies that inter-company loans may no longer be "eliminated."

  A receivable is recognized in the amount of the loan, but is not deducted from net financial debt
  The debt incurred by the Company for these financings remains a part of net financial debt

  → No modification of the actual definition of net financial debt

  → But, presentation of an additional new metric : Adjusted Net Financial Debt, which includes the loans granted by the Company to joint ventures, recorded in the line item "Other current and non current financial assets" within assets on the balance sheet

- **Cash flow statement:**
- For joint ventures: disappearance of cash flows generated from operations (operating cash flow before changes in working capital, changes in working capital, taxes paid) and cash flows arising from investing and financing activities

  → the financial income generated from loans granted by the Company to joint ventures and associates will be included in operating cash flows from financing activities

- Addition of a line item: "Dividends received from joint ventures and associates"

- **Additional information to be provided in notes to the financial statements on controlled subsidiaries, partnerships and investments in associates.**

Scope concerned (1/2)

- **Joint ventures and associates that will be consolidated under the equity method from now on all fall within the Group's business** [3]
- **1. All of the Group's Joint Ventures will from now on be accounted for by the equity method within the operating income**[1]**, including:**
  - **Dalkia International**: joint venture 75% owned by Dalkia and 25% by EDF, with an economic interest of 50% => change to equity method at 75% with a minority position of 34% (EDF), which is a net interest of 50%
  - **Proactiva Group**: joint venture with FCC owned at 50% => change from proportionate consolidation at 50% to equity method at 50%
  - **Shenzhen**: joint venture owned at 45% with a 25% economic interest => change to equity method at 25%
  - **Tianjin**: joint venture owned at 49% => change from proportionate consolidate at 49% to equity method at 49%
  - **SNCM :** Joint venture jointly owned with Caisse des Dépôts, with a planned takeover as part of the withdrawal from Veolia Transdev
- **2. Associates will be accounted for by the equity method within operating income**[1]**:**
  - **Ex.: Berlin Water**
    - → Recall: in 2011: joint venture jointly controlled with RWE
    - → In 2012: sale of RWE's portion to the Land of Berlin: loss of joint control and retention of significant influence => change from proportionate consolidation at 25% to equity method at 25% as of October 31, 2012

The net income from joint ventures and associates will be included in operating income[1][3] **(and adjusted operating income**[2]**)**

(1): including the share of net income of joint ventures and associates
(2): including the share of adjusted net income of joint ventures and associates
(3): pursuant to the recommendation N° 2013-01 of April 4, 2013 of the Accounting Standards Authority

Scope concerned (2/2)

- **3. Each joint operator in a joint operation must account for the assets and liabilities (and the related revenue and expenses) relative to its interest in the joint operation:**
  - Examples: construction activities (Division T&N) with consortia, investments in unincorporated entities France and their foreign equivalents
  - Their contribution (Revenue, cost of sales, SG&A) will therefore remain included in operating income (immaterial amounts)

- **4. The case of Veolia Transdev (excluding SNCM): change from proportionate consolidation at 50% to a joint venture at 50% and retention in discontinued operations**

2012 published accounts

- → Joint venture owned 50% with the Caisse des Dépôts consolidated using proportionate consolidation at 50%
- → Contribution reclassified into discontinued operations and in assets and liabilities held for sale in view of planned withdrawal
- → Internal financing eliminated (no impact on external net financial debt)

2012 re-presented accounts

- → Change to equity method at 50% for the joint venture held at 50% with the Caisse des Dépôts
- → Contribution reclassified into discontinued operations: reclassification of the line "Investment in joint venture" in assets held for sale in view of planned withdrawal
- → Internal financing not eliminated and accounted for in loans granted to joint ventures (financial receivables on the balance sheet)

2

Impact on the Veolia 2012 annual financial statements

2012 summary

In €M	12M 2012 published	IAS 19R [3] adjustment	IFRS 10 & 11 adjustment	12M 2012 re-presented
Revenue	29,439	0	-6,200	23,239
Adjusted operating cash flow	2,723	0	-804	1,919
Operating income	1,095	+11	-395	711
Operating income after share of net income of equity-accounted entities [1]	-	-	702	702
Adjusted operating income[2]	1,194	+11	-404	801
Net finance costs	-822	-3	+245	-580
Adjusted net income attrib. to owners of Company	60	+7	+8	75
Net income attributable to owners of the Company	394	+2	+8	404
Free cash flow	3,673	0	-1,763	1,910
Net financial debt	11,283	0	-461	10,822
Loans granted to joint ventures	417	0	2,568	2,985
Adjusted net financial debt	10,866	0	-3,029	7,837

1. Including the re-presented share of net income of joint ventures and associates at December 31, 2012
2. Including the re-presented share of adjusted net income of joint ventures and associates at December 31, 2012

3. Main impacts related to the application of IAS 19R:
-Immediate recognition in P&L of the entirety of past service costs, while service costs in respect of non-vested post-employment benefits were previously amortized over the average remaining service period ;
-Modification of the rate used to measure the expected return on assets : discount rate on actuarial debt under IAS 19 R, while it was previously determined based on the structure of investment portfolio.

2012 revenue bridge

- Pro forma 2012 revenue of €23.2bn

In €M	2012 published	2012 re-presented
Water	12,078	10,696
Environmental Services	9,083	8,512
Energy Services	7,665	3,852
Other	613	179
Total Company	**29,439**	**23,239**

Breakdown of revenue by division

in €M


22,482
23,239
10,372
10,696
8,448
8,512
3,531
3,852
131
179
2011 re-presented
2012 re-presented

	Δ	Δ *(published under prior standards)*
Water	+3.1%	+1.3%
Environmental Services	+0.8%	+0.8%
Energy Services	+9.1%	+7.4%
Other	+36.7%	+21.1%
Veolia	**+3.4%**	
Veolia Published (prior standards)		***+3.0%***

Breakdown of 2012 revenue by country

Before



Rest of the world 7%
Asia-Pacific 11%
United States 6%
Other Europe 9%
Central & Eastern Europe 10%
UK 8%
Germany 8%
France 41%

After



Asia-Pacific 10%
Rest of the world 6%
United States 8%
Other Europe 4%
Central & Eastern Europe 5%
UK 9%
Germany 8%
France 50%

2012 adjusted operating cash flow bridge

- Pro forma 2012 adjusted operating cash flow of €1.9 billion



In €M
-30%
2,723
-122
-279
-111
-85
-48
-159
1,919
2012 adj. Op. Cash flow published
Berlin (10 months)
Dalkia International
Chinese water concessions
Marius Pedersen
Proactiva
Others*
2012 adj. Op. cash flow re-presented for IFRS 10 & 11

* Including Other Europe & Middle East Water -€47M, Europe and China Environmental Services -€42M, and Dalkia France -€20M

Adjusted operating cash flow

In €M	2011 re-presented	2012 re-presented	Δ	Δ (published under prior standards)
Water	904	854	-5.6%	-8.4%
Environmental Services	880	911	+3.6%	+2.7%
Energy Services	257	245	-4.7%	-7.6%
Other	-95	-91	+3.9%	-15.1%
Total Company	**1,946**	**1,919**	**-1.4%**	**-4.6%**
Total Veolia Published (prior standards)	***2,853***	***2,723***		

Reconciliation of adjusted operating cash flow to adjusted operating income(1)

In €M	2011 re-presented	2012 re-presented	Δ
Adjusted operating cash flow	**1,946**	**1,919**	**-1.4%**
Depreciation & Amortization	-1,103	-1,174	
Net capital gains	72	120	
Share of adjusted net income of joint ventures and associates	190	6	
Provisions, fair value adjustments & other	-26	-70	
Adjusted operating income(1)	**1,079**	**801**	**-25.8%**

NB: Net re-presented capital gains for 2012 increased by €36m vs 2012 published figures : it mainly relates to inter-company capital gains on the divestiture of certain assets of DKI in 2012, which, post implementation of IFRS 10-11, are no longer eliminated on the line « capital gains », but on the line « share of income of JV and associates » . This has no effect at the Group level.

(1): Including the re-presented share of adjusted net income of joint ventures and associates at December 31, 2012 and 2011

Adjusted operating income[1]

In €M	2011 re-presented	2012 re-presented	Δ	*Δ (published under prior standards)*
Water	624	498	-20.2%	*-22.5%*
Environmental Services	380	328	-13.6%	*-14.6%*
Energy Services	230	121	-47.2%	*-22.9%*
Other	-155	-146	+5.0%	*-16.7%*
Total Company	**1,079**	**801**	**-25.8%**	***-23.4%***
Total Veolia Published (prior standards)	***1,558***	***1,194***		

[1]: Including the re-presented share of adjusted net income of joint ventures and associates at December 31, 2012 and 2011

2012 cash flow statement

In €M

	2012 published	2012 re-presented
Operating cash flow before changes in working capital [(1)]	**3,085**	**2,173**
Reimbursement of operating financial assets	371	181
Total cash generation	**3,456**	**2,354**
Gross investments	-3,282	-2,653
Changes in working capital	103	31
Taxes paid	-336	-226
Interest expense	-774	-631
Dividend [(2)]	-547	-434
Dividends received from associates and joint ventures	**39**	**123** [(4)]
Other [(3)]	-85	-134
Divestments	5,099	3,480
Free cash flow	**3,673**	**1,910**
Impact of exchange rates	-148	-127
Other	-78	91
Net financial debt as of December 31	**11,283**	**10,822**
Change in net financial debt	-3,447	-1,874

(1) Including operating cash flow from financing activities (€133M at 31/12/2012 re-presented vs. €25M at 31/12/2012) and operating cash flow from discontinued operations (€121M at 31/12/2012 re-presented vs. €337M at 31/12/2012)
(2) Dividend paid to shareholders and non-controlling interests
(3) Including mainly changes in receivables and other financial assets in the re-presented amount of -€134M in 2012
(4) Of which dividends received: Berlin €24M, China Water €13M, Israel Water €8M, Dalkia Investment €19M, China-Taiwan Environmental Services €10M

2012 re-presented gross investments

In €M	Maintenance	Growth		New operating financial assets	Total 2012 re-presented	Total 2011 re-presented
		Financial, including Δ scope*	Industrial			
Water	191	645**	315	61	**1,212**	**579**
Environmental Services	417	31	263	56	**767**	**913**
Energy Services	42	0	254	129	**425**	**276**
Other	12	20	214	3	**249**	**174**
Total 2012 re-presented	**662**	**696**	**1,046**	**249**	**2,653**	**1,942**
Total 2012 published	**912**	**509**	**1,449**	**412**	**3,282**	

* Including partial acquisitions between shareholders with no change in control

** Including net financial debt of acquired Azaliya companies for €410M

2012 Net financial debt bridge

- Pro forma 2012 net financial debt of €10.8bn (compared to €11.3bn published in 2012)
- Adjusted net financial debt (less loans granted to joint ventures) of €7.8bn



In €bn
-28%
10.9
11.3
-0.2
-0.4
+0.1
10.8
-3.0
7.8
2012 adjusted NFD*
2012 NFD published
Dalkia International external NFD
Chinese Water concessions external NFD
Others
2012 re-presented NFD
Loans granted to joint-ventures
2012 re-presented adjusted NFD

* Net financial debt before application of IFRS 10-11-12 standards, and excluding loans granted to main joint ventures consolidated by proportionate consolidation for €417M

Loans granted to joint ventures 2012 - 2011

- Detail of loans granted by the Group to main joint ventures:

In €M	**2012**	**2011**
Dalkia International	2,008	1,858
VTD	901	902
Others	76	776[1]
TOTAL	**2,985**	**3,536**

(1): including loans granted to the Berlin Water joint venture of €596M

3

Pro forma Q1 2012 key indicators

Q1 2012 Summary

In €M	3M ended Mar. 31, 2012 published	IFRS5 adjustment (1)	IFRS 10 & 11 adjustment	3M ended Mar. 31, 2012 re-presented
Revenue	7,826	-37	-1,798	5,991
Adjusted operating cash flow	900	-7	-312	581
Operating income	544	~0	-241	303
Operating income after share of net income of equity-accounted entities (2)	-	-	412	412
Adjusted operating income(3)	544	~0	-133	411
Gross investments	656	0	-184	472
Free cash flow	-519	0	+180	-339
Net financial debt	15,021	0	-2,275	12,746
Loans granted to joint ventures	-	-	-	3,587
Adjusted net financial debt	-	-	-	9,159

(1) Morocco Water and Eolfi
(2) Including the re-presented share of net income of joint ventures and associates for the three months ended March 31, 2012
(3) Including the re-presented share of adjusted net income of joint ventures and associates for the three months ended March 31, 2012

Breakdown of Q1 2012 revenue by division

in €M



7,789
2,957
2,197
2,503
132
5,991
2,611
2,065
1,276
39
2012 re-presented for IFRS 5
2012 re-presented for IFRS 5 and IFRS 10 & 11

	3M 2012 re-presented for IFRS 5[1]	3M 2012 re-presented for IFRS 5 and IFRS 10 & 11
Water	2,957	2,611
Environmental Services	2,197	2,065
Energy Services	2,503	1,276
Other	132	39
Veolia	**7,789**	**5,991**

(1): Re-presented for the reclassification of Morocco Water and Eolfi activities into discontinued operations for - €37M

4

Appendices

4-1

Recap of the major principles of IFRS 10 and IFRS 11

- Identification of a certain number of limits under the current guidelines

→ Accounting Standard on consolidation (IAS 27 and SIC 12)

- Divergences in the assessment of control
- Two separate texts, one representing a governance approach (IAS 27) and the other an approach based on risks and rewards (SIC 12)

→ Accounting Standard on joint ventures (IAS 31)

- Analysis of partnerships mainly based on the existence or not of a separate legal form
- Two possible methods for recognizing the same type of partnership
  - → Proportionate consolidation
  - → Equity method (optional)

Context

- Some groups have already adopted the IAS 31 option of recognizing joint ventures through the equity method
  - Either recently, in anticipation of new standards,
  - Or historically.

- Examples: Sanofi, Vinci, France Telecom, Danone

- Veolia is among the groups that have been most impacted by this change in standards
  - 470 companies consolidated proportionately* as of 12/31/2011, representing ~20% of revenue
  - 420 companies consolidated proportionately* as of 12/31/2012, representing ~19% of revenue

* Excluding VTD

Presentation of new IFRS standards

Yesterday		Today
IAS 27 – Consolidated and Separate Financial Statements SIC 12 – Consolidation – Special Purpose Entities	→	IFRS 10 – Consolidated Financial Statements IAS 27 – Separate Financial Statements
IAS 28 – Investments in Associates	→	IAS 28 – Investments in Associates and Joint Ventures
IAS 31 – Interests in Joint Ventures SIC 13 – Jointly Controlled Entities – Non-monetary Contributions by Venturers	→	IFRS 11 – Joint Arrangements

IFRS 12 – Disclosure of Interests in other entities

Retrospective application as of January 1, 2013

IFRS 10: What are the real changes ?

Yesterday	Today: single definition of control

IAS 27
Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities

+

Concerns companies created to accomplish a narrow and well-defined objective (special – purpose entities)

Roll-out of the SIC 12 "Risks & Rewards" approach and the preponderance of judgment

The entity is defined by its relevant activities ≠ Legal company

Power of the investor
"Substantive rights to direct the relevant activities"

- **All** non-protective rights (voting and satellite contracts)
- **Ability to exercise** these rights on a timely basis
- **De facto control**

Investor's exposure, or rights, to variable returns
Concept of a greater return

Exposure to variability due to a fixed payment
- Dividends
- Financing interest
- Synergies impacts: Free Cash from operating contracts

Investor's ability to use his power over the entity to influence his returns

- Regulation of the agent function (agent vs. principal)
- Analysis of interactions with stakeholders
- Specified assets (silo)
- Continuous assessment

Preponderance of judgment

IFRS 11

- Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
- There are now two categories of partnerships:
  - Joint ventures
  - Joint operations
- The classification will define the recognition

Assessment of partners' rights and obligations in terms of relevant activities	Nature of the partnership	Recognition
	Joint operation If and only if the partners have rights to the assets, and obligations for the liabilities, as defined in the arrangement	Common principle applicable to partners with recognition of their respective shares of assets/liabilities and revenue/cost flows
	Joint venture If and only if the partners have rights to the net assets of the arrangement	Elimination of proportionate consolidation for joint ventures, solely the equity method being authorized

Interactions between IFRS 10, 11, 12 and IAS 28


Control (IFRS 10)?
yes
no
Consolidation according to IFRS 10
Disclosures according to IFRS 12
Partnership (IFRS 11) ?
yes
no
Define the type of partnership according to IFRS 11
Significant influence (IAS 28)?
Joint Operation
Joint Venture
yes
no
Recognition of assets, liabilities and p&l
Disclosures according to IFRS 12
Equity method according to IAS 28
Disclosures according to IFRS 12
Financial assets according to IAS 39

IFRS 12

- This standard brings together all the information to be disclosed on controlled subsidiaries, partnerships, investments in associates, and relationships with unconsolidated structured entities
- The objective is to disclose sufficient information enabling users of financial statements to evaluate:
  - the nature of and risks associated with interests in other entities (e.g. financial support)
  - the effects of those interests and the corresponding relationships on the Balance Sheet, Income Statement, and Cash Flow Statement

Application

- Date of application:
  - European Union approval on December 29, 2012 in the form of a mandatory application as of January 1, 2014, with early adoption possible as of January 1, 2013,
  - Application as of January 1, 2013 for issuers listed in the U.S.
- Retrospective application for 2011 and 2012 thus involving the preparation of pro forma financial statements

4-2

Impacts on the Veolia 2011 financial statements

2011 summary

In €M	12M 2011 published	IFRS5 adjustment (1)	IAS 19R adjustment (4)	IFRS 10 & 11 adjustment	12M 2011 re-presented
Revenue	29,647	-1,071	0	-6,094	22,482
Adjusted operating cash flow	3,152	-299	0	-907	1,946
Operating income	1,017	-188	+2	-259	572
Operating income after share of net income of equity-accounted entities (2)				+400	400
Adjusted operating income(3)	1,700	-142	+2	-481	1,079
Net finance costs	-805	+47	-5	+238	-525
Adjusted net income attrib. to owners of Company	290	-95	-3	+2	194
Net income attributable to owners of the Company	-490	0	-6	+8	-488
Free cash flow	438	0	0	-181	257
Net financial debt	14,730	0	0	-2,034	12,696
Loans granted to joint ventures	442	0	0	3,094	3,536
Adjusted net financial debt	14,288	0	0	-5,128	9,160

(1) Reclassification into discontinued operations in 2011 of the U.K. regulated water , U.S. Solid Waste , Morocco Water and Eolfi activities. SNCM was reclassified into continuing operations as of March 3, 2011

(2) Including the re-presented share of net income of joint ventures and associates at December 31, 2011

(3) Including the re-presented share of adjusted net income of joint ventures and associates at December 31, 2011

(4) See slide 10

Breakdown of 2011 revenue by country

Before (adjusted for IFRS5)



Rest of the world 5%
Asia-Pacific 10%
United States 6%
Other Europe 10%
Central & Eastern Europe 10%
UK 8%
Germany 10%
France 41%

After



Asia-Pacific 10%
Rest of the world 5%
United States 7%
Other Europe 5%
Central & Eastern Europe 5%
UK 9%
Germany 9%
France 50%

2011 adjusted operating cash flow bridge

- 2011 adjusted operating cash flow after IFRS 5 adjustments, excluding Berlin water contract and post elimination of proportionate consolidation of €1.9bn



In €M
-32%
3,152
-299
2,853
-191
-301
-98
-86
-47
-184
1,946
2011 adj. Op. cash flow published
IFRS 5
2011 adj. Op. cash flow re-presented for IFRS 5
Berlin (12 months)
Dalkia Interna- -tional
Chinese Water concessions
Marius Pedersen
Proactiva
Others*
2011 adj. Op. cash flow re-presented for IFRS 5 and IFRS 10 & 11

* Including Other Europe and Middle East Water -€43M, Europe and China Environmental Services -€47M, and Dalkia France -€24M

2011 cash flow statement

In €M

	2011 published	2011 re-presented
Operating cash flow before changes in working capital [(1)]	**3,353**	**2,347**
Reimbursement of operating financial assets	441	232
Total cash generation	**3,794**	**2,579**
Gross investments	-3,134	- 1,942
Changes in working capital	-41	-224
Taxes paid	-368	-240
Interest expense	-771	-616
Dividend [(2)]	-547	-403
Dividends received from associates and joint ventures	**12**	**136[(4)]**
Other [(3)]	-51	-1,246
Divestments	1,544	2,213
Free cash flow	**438**	**257**
Impact of exchange rates	-64	-45
Other	114	-96
Net financial debt as of December 31	**14,730**	**12,696**
Change in net financial debt	-488	-116

(1) Including operating cash flow from financing activities and operating cash flow from discontinued operations
(2) Dividend paid to shareholders and non-controlling interests
(3) Including mainly changes in receivables and other financial assets in the re-presented amount of -€1,248M in 2011
(4) Of which dividends received: Berlin €39M, China Water €15M, Israel Water €10M, Dalkia Investment €19M and China-Taiwan Environmental Services €8M

2011 re-presented gross investments

In €M	Maintenance	Growth		New operating financial assets	**Total**
		Financial, including Δ scope*	Industrial		
Water	215	42	271	51	**579**
Environmental Services	484	107	275	47	**913**
Energy Services	58	-2	150	70	**276**
Other	94	18	48	14	**174**
Total 2011 re-presented	**851**	**165**	**744**	**182**	**1,942**
Total 2011 published	**1,094**	**466**	**1,207**	**367**	**3,134**

* Including partial acquisitions between shareholders with no change in control

2011 net financial debt bridge

- Pro forma 2011 net financial debt of €12.7bn (compared to €14.7bn published in 2011)
- Adjusted net financial debt (less loans granted to joint ventures) of €9.2bn



In €bn
-36%
14.3
14.7
-1.4
13.3
-0.1
-0.4
-0.1
12.7
-3.5
9.2
2011 adjusted NFD*
2011 NFD published
Berlin
2011 NFD excl. Berlin
Dalkia International NFD
Chinese Water concessions NFD
Others
2011 re-presented NFD
Loans granted to joint-ventures
2011 re-presented adjusted NFD

* Net financial debt, before application of IFRS 10-11-12 standards, and excluding loans granted to main joint ventures consolidated by proportionate consolidation for €442M

4-3

Veolia condensed financial statements

Adaptation of the Group's financial statements: Assets on the balance sheet

(€ million)	At December 31		
	2012	2011	2010
Goodwill	3,912	4,796	5,585
Concession intangible assets	2,373	2,219	1,964
Other intangible assets	926	1,015	1,207
Property, Plant & Equipment	4,706	6,497	8,110
Investments in associates	**478**	**361**	**371**
Investments in joint ventures	**2,721**	**2,940**	**3,066**
Non-consolidated investments	47	65	71
Non-current operating financial assets	2,216	2,092	2,209
Non-current derivative instruments – Assets	280	745	621
Other non-current financial assets	2,441	2,865	2,435
Deferred tax assets	1,019	1,065	1,589
Non-current assets	**21,119**	**24,660**	**27,228**
Inventories and work-in-progress	615	664	725
Operating receivables	8,574	8,836	9,888
Current operating financial assets	167	165	188
Other current financial assets	1,489	979	290
Current derivative instruments - Assets	45	50	36
Cash and cash equivalents	4,998	5,025	4,755
Assets classified as held for sale	1,470	688	699
Current Assets	**17,358**	**16,407**	**16,581**
Total Assets	**38,477**	**41,067**	**43,809**

Adaptation of the Group's financial statements: Liabilities on the balance sheet

(€million)	At December 31		
	2012	2011	2010
Share capital	2,610	2,598	2,496
Additional paid-in-capital	8,466	9,796	9,515
Reserves and retained earnings attributable to owners of the Company	- 3,970	- 5,386	- 4,211
Total equity attributable to owners of the Company	**7,106**	**7,008**	**7,800**
Total equity attributable to non-controlling interests	1,392	1,532	1,804
Equity	**8,498**	**8,540**	**9,604**
Non-current provisions	1,793	1,794	2,041
Non-current borrowings	12,131	14,213	15,345
Non-current derivative instruments - Liabilities	187	157	164
Deferred tax liabilities	1,010	1,465	1,699
Non-current liabilities	**15,121**	**17,629**	**19,249**
Operating payables	9,563	9,897	11,188
Current provisions	467	534	635
Current borrowings	3,606	3,753	2,370
Current derivative instruments - Liabilities	73	85	51
Bank overdrafts and other cash position items	253	391	340
Liabilities directly associated with assets classified as held for sale	896	238	372
Current liabilities	**14,858**	**14,898**	**14,956**
Total Equity and Liabilities	**38,477**	**41,067**	**43,809**

Adaptation of the Group's financial statements: Income statement [1]

(€ million)	At December 31	
	2012	2011
Revenue	**23,239**	**22,482**
of which Revenue from operating financial assets	184	188
Cost of sales	-19,563	-18,881
Selling costs	-533	-517
General and administrative expenses	-2,537	-2,568
Other operating revenue and expenses	105	56
Operating income	**711**	**572**
Share of net income of equity-accounted entities	**-9**	**-172**
- Of which joint ventures	*-38*	*-146*
- Of which associates	*29*	*-26*
Operating income after share of net income of equity-accounted affiliates	**702**	**400**
Net finance costs	-644	-592
Other financial income and expenses	64	68
Income tax expense	-53	-439
Share of net income of other equity-accounted entities		
Net income (loss) from continuing operations	**69**	**-563**
Net income (loss) from dicontinued operations	370	134
Net income (loss) for the year	**439**	**-429**
Attributable to owners of the Company	**404**	**-488**
Attributable to non-controlling interests	35	59

[1]: pursuant to the recommendation N° 2013-01 of April 4, 2013 of the Accounting Standards Authority

4-4

Others

New group profile after adjustment for proportionately consolidated companies – **2012 DATA BY DIVISION**

Revenue

VEOLIA 2012 published



Other 2%
Energy Services 26%
Water 41%
Environmental Services 31%

€29.4bn

VEOLIA 2012 post IFRS 10 / 11



Other 1%
Energy Services 17%
Water 46%
Environmental Services 36%

€23.2bn

Adjusted operating cash flow

VEOLIA 2012 published



Energy Services 20%
Water 42%
Environmental Services 38%

€2.7bn, of which Other -€42M

VEOLIA 2012 post IFRS 10 / 11



Energy Services 12%
Water 43%
Environmental Services 45%

€1.9bn, of which Other -€91M

Adjusted operating income

VEOLIA 2012 published



Energy Services 22%
Water 51%
Environmental Services 27%

€1.2bn, of which Other -€135M

VEOLIA 2012 post IFRS 10 / 11



Energy Services 13%
Water 52%
Environmental Services 35%

€0.8bn, of which Other -€146M

Gross capex

VEOLIA 2012 published



Other 15%
Water 36%
Energy Services 24%
Environmental Services 25%

€3.3bn

VEOLIA 2012 post IFRS 10 / 11



Other* 9%
Water 46%
Energy Services 16%
Environmental Services 29%

€2.7bn

(*): Essentially impact of Eolfi investments for €185M

New group profile after adjustment for proportionately consolidated companies – **2011 DATA BY DIVISION**

Revenue

VEOLIA 2011 post IFRS 5



Other 1%
Energy Services 25%
Water 42%
Environmental Services 32%

€28.6bn

VEOLIA 2011 post IFRS 5 & IFRS 10 / 11



Energy Services 16%
Water 46%
Environmental Services 38%

€22.5bn

Adjusted operating cash flow

VEOLIA 2011 post IFRS 5



Energy Services 20%
Water 45%
Environmental Services 35%

€2.9bn, of which Other -€37M

VEOLIA 2011 post IFRS 5 & IFRS 10 / 11



Energy Services 13%
Water 44%
Environmental Services 43%

€1.9bn, of which Other -€95M

Adjusted operating income

VEOLIA 2011 post IFRS 5



Energy Services 23%
Water 52%
Environmental Services 25%

€1.6bn, of which Other -€115M

VEOLIA 2011 post IFRS 5 & IFRS 10 / 11



Energy Services 19%
Water 50%
Environmental Services 31%

€1.1bn, of which Other -€155M

Gross capex

2011 published



Other 11%
Water 28%
Energy Services 29%
Environmental Services 32%

€3.1bn

VEOLIA 2011 post IFRS 10 / 11



Other 9%
Energy Services 14%
Water 30%
Environmental Services 47%

€1.9bn

Dalkia International – 2012 and 2011 pro forma figures

- **Before**

In €M

	2012	2011
Revenue	3,690	3,443
Adjusted operating cash flow	279	301
Operating income **	62	-72
Gross capex*	307	351
Closing capital employed	2,394	2,447

* Industrial investments and new OFAs

** Dalkia International 2011 operating income was impacted by goodwill and other non-current asset impairments in the amount of €243M in Italy. In 2012, adjusted operating cash flow and operating income were negatively impacted by write-downs of receivables and other accrued expenses in the amount of €82M.

- **After**

In €M

		2012	2011
P&L	Net income of joint ventures	-120	-199
	Financial income from loans	92	65
BS	Investments in joint ventures	787	933
	Loans granted to joint ventures	2,008	1,858
CF	Financial income from loans (in operating cash flow from financing activities)	92	65
	Dividends received	0	0

Chinese Water Concessions (entities changing to equity method accounting) 2012 and 2011 pro forma figures

Before

In €M

	2012	2011
Revenue	549	501
Adjusted operating cash flow	111	98
Operating income	57	48
Gross capex*	58	89
Closing capital employed	1,773	1,781

* Industrial investments and new OFAs

After

In €M

		2012	2011
P&L	Net income of joint ventures	20	20
	Financial income from loans	~0	~0
BS	Investments in joint ventures	1,378	1,369
	Loans granted to joint ventures	~0	~0
CF	Financial income from loans (in operating cash flows from financing activities)	~0	~0
	Dividends received	13	15

2012 net liquidity

In €M	2012 published	2012 re-presented
Veolia Environnement		
Syndicated loans	2,607	2,607
Bilateral credit lines	925	925
Lines of credit	474	474
Cash and cash equivalents	4,350	4,350
Total Veolia Environnement	8,356	8,356
Subsidiaries		
Cash and cash equivalents	1,198	648
Total subsidiaries	1,198	648
Total Group liquidity	9,554	9,004
Current liabilities and bank overdrafts	(3,918)	(3,859)
Total Group net liquidity	5,636	5,145

2011 net liquidity

In €M	2011 published	2011 re-presented
Veolia Environnement		
Syndicated loans	2,693	2,693
Bilateral credit lines	1,000	1,000
Lines of credit	483	483
Cash and cash equivalents	4,283	4,283
Total Veolia Environnement	8,459	8,459
Subsidiaries		
Cash and cash equivalents	1,441	742
Total subsidiaries	1,441	742
Total Group liquidity	9,900	9,201
Current liabilities and bank overdrafts	(4,383)	(4,144)
Total Group net liquidity	5,517	5,057

Definition of ROCE

$$\text{ROCE} = \frac{\text{Net income from operations}}{\text{Average capital employed during the year}}$$

Net income from operations = Adjusted operating income [(1)] + Share of net income of other equity-accounted affiliates – Adjusted income tax expense – Revenue from operating financial assets + Income tax expense allocated to operating financial assets

Capital employed [(2)] = Intangible assets and property, plant and equipment, net + Goodwill, net of impairments + Investments in associates + Investments in joint ventures + Operating and non-operating working capital requirements, net + Net derivative instruments – Provisions + capital employed from assets and liabilities held for sale, excluding discontinued operations

Average capital employed during the year: average of the opening and closing capital employed

Capital employed consists of capital "earning" a return: equity capital, minority interests, net financial debt less operating financial assets and loans granted to joint ventures

(1) Including share of adjusted net income of joint ventures and associates
(2) Excluding loans granted to joint ventures

Investor Relations contact information

- Ronald Wasylec, Senior Vice President, Investor Relations

Téléphone +33 1 71 75 12 23

e-mail **ronald.wasylec@veolia.com**

- Ariane de Lamaze

Téléphone +33 1 71 75 06 00

e-mail **ariane.de-lamaze@veolia.com**

38 Avenue Kléber – 75116 Paris - France

Fax +33 1 71 75 10 12

- Terri Anne Powers, Director of North American Investor Relations

200 East Randolph Street, Suite 7900

Chicago, IL 60601

Tel +1 (312) 552 2890

Fax +1 (312) 552 2866

e-mail **terri.powers@veoliaes.com**

http://www.finance.veolia.com